FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated June 17, 2005.

Santiago, June 17, 2005
Ger. Gen. N° 104/2005

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Teatinos 120
Santiago

Ref: ESSENTIAL FACT

Dear Sir,

We hereby inform you that on this date, our subsidiary in Argentina, Empresa Distribuidora Sur Sociedad Anónima (EDESUR ) signed a Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (UNIREN), (Renegotiation and Analysis of Public Services Contracts Unit), an entity related to the Ministry of the Economy and Production and Federal Planning, Public Investment and Services, within the framework of the process of renegotiation of the Concession Contract of EDESUR established in Law Nº 25.561 (Public Emergency and Reform of the Exchange Regulations Law) and the complementary norms of the Republic of Argentina.

This Letter of Understanding includes the terms and conditions that, once the other procedures established in that country have been complied with, will constitute the base of the Agreement on the Integral Renegotiation of the Concession Contract between the National Executive and EDESUR.

The document establishes a Transitional Tariff Regulation starting on November 1, 2005 with an increase in the average tariff for the service of no higher than 15%, submits for the approval of the authorities the payment of dividends during the period of this Transitional Regulation and includes other aspects related to investments and the quality of their service. Additionally, the Agreement establishes an Integral Tariff Review between the signing date of the Letter of Understanding and September 30, 2006. This process will set the new tariff regulations that will come into force on November 1, 2006 for a period of 5 years, under the authority of the National Electricity Regulatory Entity, in accordance with Law Nº 24.065.

In addition, the Letter of Understanding imposes the obligation to initially suspend and subsequently desist from all legal action initiated against the Government of Argentina by EDESUR and by its shareholders. This requirement will imply that ENERSIS S.A. suspends the international arbitration process initiated on April 25, 2003 before the Centro Internacional de Arreglo de Diferencias Relativas a Inversiones entre Estados y Nacionales de Otros Estados, CIADI, (International Centre for the Settlement of Investments Disputes, ICSID), to file a request against the Republic of Argentina for damages deriving from the actions of the Republic of Argentina with the introduction of the Law on Public Emergency and Reform of the Exchange Regulations and its legal and regulatory norms, with respect to its investment in Edesur. Following the publication of the Resolution approving the tariffs as a result of the Integral Review of Tariffs, ENERSIS S.A. and its subsidiaries Enersis Internacional, Chilectra S.A., Chil ectra Internacional, Empresa Nacional de Electricidad S.A. and Elesur S.A. would proceed to desist from the international arbitration process before the CIADI mentioned above.

According to preliminary estimates made by the Company, the signing of the Letter of Understanding by EDESUR and the period of the Transitional Tariff Regulation that extends from November 1, 2005 to November 1, 2006, will produce a positive effect on ENERSIS S.A.’s results, estimated in US$ 17 million. Furthermore, it is expected that the new tariff regulation to be negotiated, and which will be in force for 5 years starting on November 1, 2006 will produce at least, a positive effect equivalent to that obtained during the period of the Transitional Tariff Regulation mentioned above, although it is not possible at this time to make more precise estimates.

Yours sincerely,

Alfredo Ergas Segal
Chief Financial Officer

c.c.: Santiago Stock Exchange
        Electronic Stock Exchange of Chile
        Brokers Exchange of Valparaíso
        Risk Rating Commission
        Banco Santander – Representative of Bond Holders
        Central Securities Deposit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: June 17, 2005	By:	/s/ Alfredo Ergas

Name: Alfredo Ergas
Title: Chief Financial Officer